UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 74907 / May 8, 2015

Admin. Proc. File No. 3-16105

In the Matter of

MOBILE AREA NETWORKS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

	The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Mobile Area Networks, Inc., and the Commission has not chosen to review the decision on its own initiative.

	Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge,[2] has become the final decision of the Commission with respect to Mobile Area Networks, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Mobile Area Networks, Inc., is hereby revoked.

	For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

---

[1]	17 C.F.R. § 201.360(d).

[2]	*Adarna Energy Corp., Bluedata Corp., Brampton Crest Int'l, Inc., Covenant Group Of China Inc., Mobile Area Networks, Inc., Netco Invs., Inc., Onetravel Holdings, Inc., and Pdg Envtl., Inc.,* Initial Decision Rel. No. 709 (Nov. 25, 2014), 110 SEC Docket 06, 2014 WL 6664204. The Central Index Key number is 1029454 for Mobile Area Networks, Inc.

INITIAL DECISION RELEASE NO. 709
ADMINISTRATIVE PROCEEDING
File No. 3-16105

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of ADARNA ENERGY CORPORATION, BLUEDATA CORPORATION, BRAMPTON CREST INTERNATIONAL, INC., COVENANT GROUP OF CHINA INC., MOBILE AREA NETWORKS, INC., NETCO INVESTMENTS, INC., ONETRAVEL HOLDINGS, INC., and PDG ENVIRONMENTAL, INC.	INITIAL DECISION GRANTING DIVISION OF ENFORCEMENT'S MOTION FOR SUMMARY DISPOSITION AS TO MOBILE AREA NETWORKS, INC. November 25, 2014

APPEARANCES: Thomas Bednar and David S. Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This Initial Decision grants the Division of Enforcement's Motion for Summary Disposition and revokes the registration of the registered securities of Respondent Mobile Area Networks, Inc.[1] The revocation is based on Mobile's failure to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On September 15, 2014, the Commission initiated this proceeding with an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that Mobile has a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and has repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. OIP at 2-3.

---

[1] The proceeding has ended against the other Respondents named in the caption. *See Adarna Energy Corp.*, Initial Decision Release No. 699, 2014 SEC LEXIS 4000 (Oct. 23, 2014).

Following Mobile's failure to file an Answer by September 30, 2014, I directed Mobile to show cause by October 10, 2014, why it should not be deemed in default and have the proceeding determined against it. *Adarna Energy Corp.*, Admin. Proc. Rulings Release No. 1871, 2014 SEC LEXIS 3705 (Oct. 1, 2014). I also ordered a prehearing conference be held on October 10, 2014. *Id.*

Mobile neither showed cause for failure to Answer nor appeared at the telephonic prehearing conference on October 10, 2014. During the prehearing conference, however, the Division reported that Mobile had recently filed deficient forms 10-K and 10-Q. As a result, I ordered the Division to file a memorandum or motion for summary disposition by October 31, 2014, explaining whether Mobile had filed all of its overdue reports and whether the reports were deficient. *Adarna Energy Corp.*, Admin. Proc. Rulings Release No. 1905, 2014 SEC LEXIS 3817 (Oct. 10, 2014). I also ordered that any opposition to the motion for summary disposition would be due on November 21, 2014. *Id.* The Division filed a Motion for Summary Disposition, Declaration of David S. Frye in Support of Division's Motion, and fifteen exhibits on October 31, 2014.[2] The Division requests that the registration of Mobile's securities be revoked. Mot. at 8-17. As of the date of this Initial Decision, Mobile has not filed an opposition to the Motion.

This Initial Decision is based on the Division's Motion as well as Mobile's EDGAR filings, of which I take official notice pursuant to Rule of Practice 323. 17 C.F.R. § 201.323. I deem admitted the OIP's allegations, which Mobile has not denied. 17 C.F.R. § 201.220(c).

FINDINGS OF FACT

Mobile, Central Index Key No. 1029454, is a Florida corporation located in Sanford, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). As of the date of the OIP, Mobile had not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2012, which reported a net loss of $96,998 for the prior three months. OIP at 2. As of September 5, 2014, Mobile's common stock was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). *Id.*; Ex. 3. In addition to its repeated failures to file timely periodic reports, as a result of its failure to maintain a valid address on file with the Commission as required by Commission rules, Mobile did not receive a delinquency letter sent to it by the Commission's Division of Corporation Finance on March 3, 2014, requesting compliance with its periodic filing obligations. OIP at 3; Mot. at 2-3; Ex. 4.

Beginning on September 29, 2014, Mobile began filing its delinquent periodic reports. *See* Mobile June 2012 Form 10-Q; Ex. 9 at 2. On October 24, 2014, Mobile made its first timely

---

[2] Alternatively, the Division moves for an order of default revoking Mobile's securities. Given Mobile's failure to Answer, appear at the prehearing conference, and respond to the Division's Motion for Summary Disposition, a default may be entered. 17 C.F.R. § 201.155(a)(1)-(2). I resolve this matter, however, by summary disposition.

periodic filing by filing a Form 10-Q for the period ended September 30, 2014. Mobile September 2014 Form 10-Q; Ex. 9 at 3.

Mobile's recent filings are materially deficient. The filed overdue Forms 10-K for 2012 and 2013 do not include audited financial statements as required by Rules 3-01 and 3-02 of Exchange Act Regulation S-X, 17 C.F.R. § 210.3-01, .3-02. *See* Mobile 2012, 2013 Forms 10-K. Similarly, at least five of the financial statements included in Mobile's overdue Forms 10-Q have not been reviewed by an independent public accountant as required by Rule 10-01(d) of Regulation S-X, 17 C.F.R. § 210.10-01(d).[3] Although the Division highlighted these deficiencies in its motion for summary disposition, *see* Mot. at 4, Mobile has not disputed their existence.

CONCLUSIONS OF LAW

Rule of Practice 250(b) authorizes me to grant a motion for summary disposition where there is no genuine issue of material fact and the party making the motion is entitled to summary disposition as a matter of law. 17 C.F.R. § 201.250(b). The Commission has held that "summary disposition is appropriate in proceedings . . . brought pursuant to Exchange Act Section 12(j), where the issuer has not disputed the facts that constitute the violation." *Citizens Capital Corp.*, Release No. 67313, 2012 WL 2499350, *8 (June 29, 2012). Here, the Division has indisputably established Mobile's delinquent filing history and Mobile has failed to rebut the Division's case. Summary disposition is thus appropriate.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Mobile failed to file timely periodic reports. As a result, Mobile violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

---

[3] Mobile's Form 10-K for fiscal year ended December 31, 2012, contains a note that Mobile chose "to not have an annual audit or quarterly review performed by our independent public accountant in 2012." Mobile December 2012 Form 10-K at 3. Five of the overdue Forms 10-Q specifically state in the "Notes to Financial Statements" that "these financial statements have not been reviewed by the Company's independent accounting firm." *See* Mobile June 2012 Form 10-Q at 6; September 2012 Form 10-Q at 4; June 2013 Form 10-Q at 6; September 2013 Form 10-Q at 6; June 2014 Form 10-Q at 6.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

Mobile's failure to file timely and complete periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Gateway Int'l Holdings, Inc.*, 2006 SEC LEXIS 1288, at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Mobile's violations are also recurrent in that it has repeatedly failed to file timely periodic reports, and at the institution of this proceeding had completely failed to file nine consecutive, overdue periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent).

Mobile is culpable because although it knew of its reporting obligations, it did not file a single required Form 12b-25 "disclos[ing] . . . its inability to" timely file the omitted reports "and the reasons therefor." *See* 17 C.F.R. § 240.12b-25. Instead, Mobile repeatedly disregarded its reporting obligations and did not attempt to return to compliance until it was confronted with an enforcement action.

As noted, Mobile's recent filings are deficient. Even if, however, Mobile's recent filings were not materially deficient, the circumstances here would warrant revocation. *See Absolute Potential, Inc.*, Exchange Act Release No. 71866, 2014 SEC LEXIS 1193, at *28 (Apr. 4, 2014) ("[E]ven if an issuer has filed all delinquent periodic reports, revocation can be appropriate, particularly when . . . the delinquencies continued for an extended period without adequate explanation." (internal quotation marks omitted; omission in original)). Mobile has not participated in the proceeding in any manner and has not addressed its purported efforts to remedy its past violations or to make any assurances against further violations. "A sanction other than revocation would reward those issuers who fail to file required periodic reports when due over an extended period of time and make last-minute filings only after becoming the subject of Exchange Act Section 12(j) proceedings in an effort to bring themselves current with their reporting obligations." *Absolute Potential, Inc.*, 2014 SEC LEXIS 1193, at *27 (internal quotation marks and alteration brackets omitted).

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Mobile's registered securities.

ORDER

It is ORDERED that the Division's Motion for Summary Disposition is GRANTED and, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Mobile Area Networks, Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

_____
James E. Grimes
Administrative Law Judge